                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2000

                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:

                            The Penn Traffic Company
                               401(k) Savings Plan

                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:

                            The Penn Traffic Company
                            1200 State Fair Boulevard
                               Syracuse, NY 13209

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

                            THE PENN TRAFFIC COMPANY
                               401(k) SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                         PAGE

Report of Independent Accountants .....................................    1

Financial Statements:

   Statements of Net Assets Available for Benefits,
     December 31, 2000 and 1999 .......................................    2

   Statements of Changes in Net Assets Available for Benefits,
     Years Ended December 31, 2000 and 1999 ...........................    3

   Notes to Financial Statements ......................................  4-8

Supplemental Schedules:

   Schedule I  - Schedule of Assets Held for Investment Purposes at
                   December 31, 2000 (Schedule H, Part IV, Item (i)) ..    9

   Schedule II - Schedule of Reportable Transactions
                   for the Year Ended December 31, 2000 (Schedule H,
                   Part IV, Item (j))..................................   10

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Penn Traffic Company 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment at December 31, 2000 and Reportable Transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 11, 2001

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                        2000            1999

Assets:
    Investments, at fair value:
      Cash and cash equivalents                    $       --       $  7,657,376
      Fixed income funds                             29,090,849       23,383,894
      Equity funds                                   75,673,882       62,201,866
      Balanced funds                                 11,659,244        9,420,743
      Penn Traffic common stock                           6,841           15,873
      Participant loans                               5,291,598        5,326,382
                                                   ------------     ------------

        Total investments                           121,722,414      108,006,134
                                                   ------------     ------------

    Receivables:
      Accrued income                                       --          8,055,522
      Employee contributions                            379,047          176,675
      Employer contributions                             56,084           20,917
                                                   ------------     ------------

        Total receivables                               435,131        8,253,114
                                                   ------------     ------------

        NET ASSETS AVAILABLE FOR BENEFITS          $122,157,545     $116,259,248
                                                   ============     ============





   The accompanying notes are an integral part of the financial statements.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                             2000             1999

Additions to net assets:
    Investment income:
      Interest and dividends                            $   7,095,480    $   7,045,716
      Realized gain on investments                          5,747,199       10,650,627
      Net depreciation in fair value of investments        (4,602,713)        (582,929)
      Interest on loans to participants                       209,366          443,289
                                                        -------------    -------------

        Total investment income                             8,449,332       17,556,703

    Participant contributions                               6,084,894        9,773,607
    Employer contributions                                    613,875        1,112,149
                                                        -------------    -------------

        Total additions                                    15,148,101       28,442,459
                                                        -------------    -------------

Deductions from net assets:
    Payments to participants                               (8,986,293)     (17,123,095)
    Payment of individual insurance contract premiums         (22,362)         (42,263)
    Administrative expenses                                  (241,149)        (220,013)
                                                        -------------    -------------

        Total deductions                                   (9,249,804)     (17,385,371)
                                                        -------------    -------------

Increase in net assets                                      5,898,297       11,057,088

Net assets available for plan benefits:
    Beginning of year                                     116,259,248      105,202,160
                                                        -------------    -------------

        End of Year                                     $ 122,157,545    $ 116,259,248
                                                        =============    =============



   The accompanying notes are an integral part of the financial statements.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan established by the Company on May 29, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least six months of service. Effective January 1, 1999, the length of service requirement was amended from one year to six months. As part of the Plan, the Company entered into a trust agreement with the US Bancorp Trust Company (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank. Effective July 2000, the assets of the Plan were transferred to Fidelity Investments Institutional Operations Company, Inc., trustee and recordkeeper, pursuant to the terms of the agreement between the Penn Traffic Company 401(k) Savings Plan and Fidelity Management Trust Company.

     CONTRIBUTIONS

     Through automatic payroll deduction, employees in the Plan ("participants") may contribute from 1% to 15% of eligible pay on a pre-tax basis, up to the annual IRS dollar limit as specified in writing and may change such election at any time. The Company makes matching contributions to each participant account equal to 50% of the first 3% of the participant's contribution. Participant's are 100% vested in both the Company's matching contributions and their contributions to the Plan.

     INVESTMENTS

     Effective July 2000, the assets of the Plan were transferred from US Bancorp to Fidelity Investments. Participants have several options to which they can direct their contributions.

      INVESTMENT OPTIONS PRIOR TO JULY 1, 2000

      Stable Fund - consists of a mix of guaranteed investment contracts and three actively managed mutual funds.

      MAS Equity Fund - The fund invests primarily in stocks of large blue chip companies with similar financial characteristics and above average dividend yields.

      Acorn Fund - The fund invests in stocks of small companies and is aggressively managed with a higher degree of risk.

      Delaware Fund - The fund invests in stocks, bonds and money market instruments.

      The Penn Traffic Common Stock Fund - The fund is no longer offered as an investment option consists of common stock of the Company.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     INVESTMENTS (CONTINUED)

      INVESTMENT OPTIONS SUBSEQUENT TO JULY 1, 2000

      Morely Capital Management Fund - The fund invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity.

      Fidelity Fund - The fund invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower quality debt securities. Invests in domestic and foreign issuers.

      Fidelity Puritan Fund - The fund invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower quality debt securities.

      Fidelity Growth Company Fund - This fund normally invests in common stocks. The fund invests in companies that it believes have above average growth potential.

      Fidelity Diversified International Fund - The fund normally invests in at least 65% of total assets in foreign securities. The fund normally invests primarily in common stock.

      Fidelity Mid-Cap Stock Fund - The fund normally invests at lest 65% of total assets in common stocks of companies with medium market capitalizations.

      Fidelity Freedom Funds - These funds are asset allocation mutual funds that invest in a combination of Fidelity equity, fixed income, and money market funds.

      Spartan U.S. Equity Index Fund - This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which basically represents the performance of common stocks publicly traded in the United States.

      A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (see
      Note 3).

     PARTICIPANT LOANS

     Participants may, upon application to the plan administrator, obtain loans of not less than $1,000 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. The period of repayment may not exceed 30 years for home loans or 5 years for all other loans.

     VESTING

     Participants are immediately vested in their contributions to the Plan as well as any Company matching contributions.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     BENEFIT PAYMENTS

     Each participant is entitled to a benefit equal to 100% of the participant's vested accrued benefit as of the valuation date upon normal retirement or termination of employment from the Company. In the event of the participant's death, benefits are distributed to a designated beneficiary. Distributions of the Penn Traffic Company common stock are made in either whole shares of the Company's common stock or in cash as specified by the participant. A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of their Plan assets. Benefits are recorded when paid.

     INVESTMENT INCOME

     Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.

     RECLASSIFICATIONS

     Certain amounts from 1999 have been reclassified for comparative purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     VALUATION OF INVESTMENTS

     Interest and dividend income are recognized as earned and expenses are recognized when the related obligation is incurred. Unrealized appreciation or depreciation, and realized gains and losses, for the year are reflected in the statement of changes in net assets available for benefits. Investments, excluding guaranteed investment contracts in 1999 which are recorded at cost.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     ADMINISTRATIVE COSTS

     Expenses incurred by the Trustee in connection with investment transactions and payments to participants are paid by the Plan. Professional and administrative fees and other expenses of the Plan are also paid by the Plan. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

3.   INSURANCE PLAN

     Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets. For the years ended December 31, 2000 and 1999, Plan assets included $22,362 and $42,263, respectively, of funds to be directed toward the purchase of individual life insurance contracts.

4.   INVESTMENTS

     Investments which exceed 5% of the Plan's net assets at December 31, 2000 include:

                                                      FAIR VALUE

Fidelity Mid Cap Stock Fund                           $48,661,134
Managed Income Fund                                    29,090,849
Fidelity Puritan Fund                                   9,865,321
Fidelity Fund                                          23,190,206

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


5.   BENEFIT DISTRIBUTIONS PAYABLE

     At December 31, 1999, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was approximately $2,124,000. This amount represents the difference in net assets available for benefits between the Form 5500 and the audited financial statements. At December 31, 2000, all participants electing for a withdrawal had been paid.

6.   INCOME TAX STATUS

     The Internal Revenue Service determined and informed the Company by a letter dated August 14, 1995 that the Plan and related trust meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and that the Plan is exempt from taxation under Section 501(a) of the IRC. The Plan has been amended subsequent to the receipt of the latest determination letter. However, the Plan's administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

     Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company expressly reserves the right to terminate the Plan. In the event of termination, participants will become 100% vested in their accounts and all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination in accordance with the terms of the Plan and the Employee Retirement Income Security Act of 1974 (ERISA).

8.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     As of December 31, 2000 and 1999, the Plan held the following:

                                DECEMBER 31, 2000            DECEMBER 31, 1999
                           --------------------------------------------------------
                               NUMBER       MARKET           NUMBER        MARKET
                             OF SHARES      VALUE           OF SHARES      VALUE

Company common stock           1,403        $6,841           1,716       $ 15,873

THE PENN TRAFFIC COMPANY                                       SCHEDULE I
401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(SCHEDULE H, PART IV, ITEM (i))
--------------------------------------------------------------------------------







                                                   (c) DESCRIPTION OF INVESTMENT
                                                     INCLUDING MATURITY DATE,
       (b) IDENTITY OF ISSUE, BORROWER,            RATE OF INTEREST, COLLATERAL,                     (e) CURRENT
(a)          LESSOR, OR SIMILAR PARTY                  PAR OR MATURITY VALUE             (d) COST       VALUE

 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity                                      **       $     792,026
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Morely Capital Management                     **          29,090,849
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Penn Traffic Stock                            **               6,841
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Fund                                 **          23,190,206
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Puritan Fund                         **           9,865,321
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Growth Company Fund                  **           2,177,021
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Diversified International Fund       **             430,683
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Mid Cap Stock Fund                   **          48,661,134
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Fidelity Freedom Funds                        **           1,793,924
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Spartan US Equity Index Fund                  **             422,811
 *     Fidelity Investments Institutional
          Operations Company, Inc.            Participant Loans                             **           5,291,598
                                                                                                    ---------------

            Total investments                                                                        $ 121,722,414
                                                                                                    ===============






*  Denotes party-in-interest investment.
** Cost omitted for participant directed participants

THE PENN TRAFFIC COMPANY                                       SCHEDULE II
401(k) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (SCHEDULE H, PART IV, ITEM (j))
--------------------------------------------------------------------------------


                                     NUMBER                    NUMBER                    COST OF          NET
                                       OF        PURCHASE       OF        SELLING      INVESTMENTS       GAIN/
                                    PURCHASES     PRICE        SALES       PRICE          SOLD           (LOSS)

DESCRIPTION OF INVESTMENT

No reportable transactions noted.












* As of beginning of Plan year.

                                    EXHIBITS

Exhibit Number                            Description

    23.1                             Consent of Independent Public Accountants


                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                    THE PENN TRAFFIC COMPANY
                                    401(k) SAVINGS PLAN



                              By:
                                    -----------------------------------
                                    Bernadette Randall-Barber
                                    Chairperson
                                    Administrative Committee

Date: May 11, 2001

                                  EXHIBIT INDEX

The following exhibit is filed as part of the Annual Report:

Exhibit Number                       Description                   Page Number

         23.1             Consent of Independent Accountants           13